July 31, 2019

William Plovanic
President and Chief Financial Officer
Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, California 92008

       Re: Obalon Therapeutics, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 30, 2019
           File No. 333-232276

Dear Mr. Plovanic:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1. We note your forum selection provision in the warrant. Please clearly and prominently describe the provision in your prospectus and clearly describe the risks or other impacts on investors. Also, disclose whether the provision applies to actions arising under the
       Securities Act or Exchange Act. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
       Act or the Exchange Act.
2. We note the provisions in exhibit 1.1 regarding the waiver on behalf of stockholders of the right to trial by jury. Please disclose whether the provisions would apply to claims under
 William Plovanic
Obalon Therapeutics, Inc.
July 31, 2019
Page 2
      the federal securities laws. If so, please include a separately captioned risk factor addressing the impact of the provisions on investors and any uncertainty regarding enforceability. If the provisions do not apply to actions arising under the federal securities laws, please ensure that the provisions in the governing documents state this clearly.
      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                             Sincerely,
FirstName LastNameWilliam Plovanic
                                                             Division of
Corporation Finance
Comapany NameObalon Therapeutics, Inc.
                                                             Office of
Electronics and Machinery
July 31, 2019 Page 2
cc:       B. Shayne Kennedy
FirstName LastName